AIRCRAFT JOINT OWNERSHIP AGREEMENT


     This Agreement is made and entered into as of this 1st day of April, 2000, by and among Ralston Purina Company, a Missouri corporation ("Ralston"); Eveready Battery Company, a Delaware corporation ("Eveready"); and Agribrands International, Inc., a Missouri corporation ("Agribrands"). Ralston, Eveready and Agribrands are sometimes herein referred to as "Owners" or individually as "Owner."

     WHEREAS, Ralston and Agribrands are parties to an Aircraft Joint Ownership Agreement dated as of April 1, 1998 (the "1998 Agreement"), under which Agribrands is acknowledged as an owner of a 12.5% interest in two aircraft (the balance being owned by Ralston); and

     WHEREAS, the two aircraft referenced in the 1998 Agreement are registered with the United States Federal Aviation Authority (the "FAA") as N607RP ("Old Aircraft No. 1"), and N608RP ("Old Aircraft No. 2");

     WHEREAS, Ralston has contracted for a Canadair Challenger aircraft model CL-600-2B16 variant 604 (the "New Aircraft"), which is currently being constructed pursuant to terms of a contract between Ralston and Bombardier Aerospace Corporation ("Bombardier"); and

     WHEREAS, Agribrands desires to acquire a 12.5% interest in the New Aircraft, together with its existing 12.5% interest in the Old Aircraft and Old Aircraft No. 2, and Ralston and Agribrands desire that both aircraft be owned and managed under the terms of this Agreement, in place of the 1998 Agreement; and

     WHEREAS, Energizer Holdings, Inc., the sole shareholder of Eveready, and Ralston have entered into an Agreement and Plan of Reorganization dated as of April 1, 2000 (the "Agreement and Plan of Reorganization"), under which Ralston has contributed to Eveready an ownership interest of 43.75% in Old Aircraft No. 1, Old Aircraft No. 2, and in the New Aircraft; and

     WHEREAS, Ralston, Eveready and Agribrands desire to enter into an agreement to operate both Old Aircraft No. 1 and Old Aircraft No. 2, and the New Aircraft with a flight crew on a Joint Ownership basis as defined in Section 91.501(c)
(3)  of  the  Federal  Aviation  Regulations  (the  "FAR");  and

     WHEREAS, Ralston, Eveready and Agribrands desire to have Ralston undertake the duties and responsibilities of operating both Old Aircraft No. 1 and Aircraft No. 2, and the New Aircraft, and to divide the expenses of ownership and operation, all as provided in the terms of this Agreement.

     NOW THEREFORE, Ralston, Eveready and Agribrands hereby mutually agree as follows:

1. The 1998 Agreement is hereby cancelled and rescinded in all respects, and this Agreement shall be the only agreement governing the ownership and operation of the Old Aircraft No. 1, Old Aircraft No. 2 and the New Aircraft.

2. The Owners acknowledge that the New Aircraft is being constructed under a contract dated as of December 10, 1999, by and between Ralston, as Buyer, and Bombardier, as Seller (the "New Aircraft Purchase Agreement"), a copy of which (including an Addendum and Schedules thereto) is attached to this Agreement as Exhibit A. Notwithstanding the identity of the parties to the New Aircraft Purchase Agreement, the Owners hereby agree that each Owner shall be entitled to exercise rights and shall bear responsibilities under the New Aircraft Purchase Agreement in proportion to its ownership interest in the New Aircraft as provided in this Agreement and in the Eveready Agreement and Plan of Reorganization.

3. The Owners further acknowledge that it may be necessary or practical for certain performance under the New Aircraft Purchase Agreement to be undertaken in the name of Ralston alone; however, to the extent practicable, any such performance shall be undertaken in the name of all Owners and shall reflect their respective ownership interests. In connection with any performance of the New Aircraft Purchase Agreement (i) each of the Owners shall provide all reasonable cooperation to the other Owners as may be requested; and (ii) each of the Owners shall indemnify the other Owners as to any cost, liability or expense reasonably incurred, all in order to assure that the obligations of Buyer under the New Aircraft Purchase Agreement are borne in proportion to each of the Owners' interests in the New Aircraft.

4. The Owners further acknowledge that Ralston and Eveready have paid (in portions of 56.25% and 43.75%, respectively), under the terms of the New Aircraft Purchase Agreement, two installments totaling four million five hundred thousand dollars ($4,500,000) of the Purchase Price (as defined in the New
Aircraft Purchase Agreement). Promptly upon the execution of this Agreement, Agribrands shall pay to Ralston its pro rata proportion of such installment
                                         --- ----
payments, to reflect Agribrands' ownership interest in the New Aircraft, together with interest thereon at the rate of six percent (6%) per annum from the date of such respective installment payments. Future installments of the Purchase Price (as are due under the terms of the New Aircraft Purchase Agreement) shall be allocated among the Owners in proportion to each of the Owners' interest in the New Aircraft.

5. Ralston agrees to employ and provide a fully qualified flight crew for all operations of the Old Aircraft No. 1, Old Aircraft No. 2 and the New Aircraft. Said flight crews shall be provided at Ralston's sole expense and shall be under the direction of Ralston.

6. (a) As reimbursement for Ralston's yearly fixed costs (on a fiscal year basis) for operation and maintenance of the Old Aircraft No. 1, Old Aircraft No. 2 and the New Aircraft (including, but not limited to, annual fixed costs for pilot and mechanic salaries, benefits and training costs, Flight Operation's Administration account, taxes, insurance, Jeppesen subscription and hangar rent with respect to both Aircraft, and any other fixed costs incurred by Ralston in connection with its operation of all Aircraft) each other Owner shall pay Ralston, on a monthly basis, an amount equal to its ownership percentage times Ralston's estimate of such yearly fixed costs for that year. Ralston shall notify each Owner in writing prior to the beginning of each Ralston fiscal year of its estimate of such yearly fixed costs for the new fiscal year; and each Owner's monthly payments, commencing with the first month of the new fiscal year, shall be adjusted to reflect the estimate for that year. Except as provided in subparagraphs (b) and (c) below, the other Owners will not be required to reimburse Ralston for any additional amounts if actual yearly fixed costs exceed the estimate for such year.

(b) Each other Owner shall reimburse Ralston for an amount equal to its ownership percentage times any unbudgeted expenses associated with the repair of any of the Aircraft or otherwise required to maintain either Aircraft in operable condition. Each other Owner shall also reimburse Ralston for its ownership percentage times all expenses associated with the hiring and training of pilots. Such reimbursement shall be made as soon as practicable following Ralston's written notification of such expenses, along with reasonable documentation verifying such expenditures.

(c) Subject to the limitation on each Owner's Flight Hours set forth in Paragraph 10 of this Agreement, in the event that any Owner's use of any of the Aircraft during any Ralston fiscal year exceeds such Owner's percentage ownership times Total Flight Hours for such Aircraft for that year, such Owner shall reimburse the other Owners, on a monthly basis during the next succeeding fiscal year, for an additional percentage of actual, not estimated, fixed expenses for the fiscal year completed, which for the purposes of the calculation shall include imputed interest expense at a compounded daily interest rate of 7%, on imputed debt with respect to such Aircraft. This imputed debt with respect to such Aircraft will be equal to sixty-four percent (64%) of the total original purchase price of such Aircraft plus any other capitalized costs. The additional percentage to be reimbursed shall be equal to the difference between the flight hours actually used by such Owner, and such Owner's ownership percentage times the estimated total hours of annual usage, divided by the actual total flight hours for that year (the "Additional Reimbursement Percentage"). In addition, such Owner shall reimburse the other Owners for an additional percentage of the expenses described in subparagraph
(b) above which were incurred during such fiscal year, which percentage shall also be equal to the Additional Reimbursement Percentage. In the event that any of the Aircraft are sold pursuant to Paragraphs 17 or 18 of this Agreement during such next succeeding fiscal year, all amounts to be reimbursed by any Owner pursuant to this subparagraph (c), whether or not otherwise payable at such time, shall be retained by the other Owners from the proceeds otherwise payable to that Owner.

7. Eveready and Agribrands shall also pay Ralston, on a monthly basis, an hourly fee per their Flight Hour during the preceding month. Such fee shall represent fuel, flight crew travel, landing fees, and maintenance, repair and inspection. As of the date of this Agreement, the fee per hour is one thousand three hundred fifty dollars ($1,350.00) for travel in the United States, and one thousand seven hundred dollars ($1,700.00) for all other international flights, both of which are subject to adjustment by Ralston to reflect increases in such expenses. Notice of any such adjustment shall be made by Ralston to Eveready and Agribrands in writing at least 30 days in advance of the effective date of such increase. In addition, Eveready and Agribrands shall each pay, on a per trip basis, any extraordinary international handling fees associated with flights on their behalf or at their direction, including but not limited to, international landing fees which are significantly in excess of the average international landing fees historically incurred by Ralston, and satellite communication fees, if utilized.

8. (a) The expenses of the first engine hot section inspections, engine overhauls, external painting and internal refurbishment for any of the Aircraft ("Major Maintenance Expenditures") completed after the date of this Agreement shall be shared by all Owners based upon their respective percentages of ownership. Such expenses for subsequent Major Maintenance Expenditures for such Aircraft shall be shared by all Owners based upon their relative flight usage of such Aircraft from the time of the previously completed Major Maintenance
Expenditures. Ralston shall bill the other Owners for their shares of such expenses and will provide upon request, documentation as to the expenses incurred and the flight hour usage of the Owners.

(b) In the event that Ralston, in its sole discretion, determines to make other capital expenditures with respect to any of the Aircraft, such expenditures shall be shared by all Owners based upon their respective percentages of ownership of such Aircraft. Ralston shall notify the other Owners in writing at least 30 days in advance of its election to make such capital expenditures and of the estimated amount of such expenditures.

9. Ralston shall include the other Owners as additional insureds on Ralston's aircraft liability insurance policy, but only in proportion to each other Owner's interest in each of the Aircraft. Ralston will also include the other Owners as loss payees on the aircraft hull coverage on all Aircraft. Upon the request of each of the other Owners, Ralston will furnish a Certificate of Insurance evidencing coverage as outlined above.

10. Eveready's Flight Hours for each of the Aircraft shall not exceed forty-three and 75/100 percent (43.75%), and Agribrands Flight Hours for each of the Aircraft shall not exceed twelve and a half percent (12.5%), of the greater of (i) Total Flight Hours for such Aircraft during any six-month period, or
(ii) the pro rata Budgeted Flight Hours for such six-month period. Eveready and Agribrands will provide Ralston with requests for flight time and proposed flight schedules for each Aircraft as far in advance of any given flight as possible, and in any case, at least 24 hours in advance of Eveready's or Agribrands' planned departure, or such shorter time period in an individual situation as may be acceptable to Ralston's Director of Flight Operations in his sole discretion. Requests for fight time shall be in a form, whether oral or written, mutually convenient to, and agreed upon by the Owners. In addition to proposed schedules and flight times for each Aircraft, Eveready and Agribrands will provide the following information to Ralston's flight dispatcher at least 24 hours prior to the scheduled departure (or such shorter time period as may be found acceptable as noted above) as well as such other information reasonably required by Ralston:

(a)     proposed  departure  point;
(b)     destination;
(c)     number  of  anticipated  passengers;
(d)     any  unusual  luggage  or  cargo  to  be  carried;  and
(e)     the  date  and  time  of  return  flight.

Ralston shall have final authority over the scheduling of each Aircraft. In addition, in the event of scheduling conflicts among the Owners, such conflicts shall be resolved in accordance with the following guidelines:

     (i) Subject to the restriction on Eveready's and Agribrands' Flight Hours in any six month period, each Aircraft shall be scheduled for the party first notifying Ralston's flight dispatcher of its intended use (a "Travel Request") unless a Travel Request from another Owner involving a higher priority traveler than any traveler from the first party shall be made at least 72 hours prior to the proposed time of departure;

     (ii)     The  priority assigned to travelers, in descending order, shall be
(A) the Chief Executive Officer of Ralston, (B) the Chief Executive Officer of Eveready, (C) the Chief Executive Officer of Agribrands, (D) all other corporate officers of the Owners, and (E) all other potential passengers; and

     (iii) Notwithstanding the above guidelines, any particular conflict in use of the Aircraft may be resolved as agreed among the Chief Executive Officers of the Owners.

11. Ralston shall be solely responsible for securing maintenance and required or otherwise necessary inspections with respect to all of the Aircraft, and shall make all such needs known to the other Owners for their use in scheduling usage of the Aircraft. No maintenance or inspection shall be delayed or postponed for the purpose of scheduling any of the Aircraft, unless said maintenance or inspection can be safely conducted at a later time in compliance with all applicable laws and regulations, and within the sound discretion of the pilot in command. The pilot in command shall have final and complete authority to cancel any flight for any reason or condition which in his or her judgment would compromise the safety of the flight.

12. In accordance with applicable FAR, the qualified flight crew provided by Ralston will exercise all of its duties and responsibilities in regard to the safety of each flight conducted hereunder. Each Owner specifically agrees that the flight crew, in its sole discretion, may terminate any flight, refuse to commence any flight or take any other action which in the judgment of the pilot in command is necessitated by consideration of safety. No such action of the pilot in command shall create or support any liability for loss, injury, damage or delay to any Owner or any other person. The Owners further agree that none shall be liable to the other Owners for delay or failure to furnish or return any of the Aircraft pursuant to this Agreement when such failure is caused by government regulation or authority, mechanical difficulty, war, civil commotion, strikes or labor disputes, weather conditions or acts of God.

13.     Each  Owner  represents  and  warrants  that:

(a) it will use the Aircraft for and on account of its own business only, and will not use the Aircraft for the purposes of providing transportation of passengers or cargo in air commerce for compensation or hire;

(b) it shall not incur any mechanics' or other liens in connection with the inspection, preventative maintenance, maintenance or storage of any of the Aircraft, whether permissible or impermissible under this Agreement;

(c) it shall not convey, mortgage, assign, lease or otherwise alienate its interest in any of the Aircraft or create any lien or security interest involving either Aircraft or do anything or take any action that might mature into such a lien; and

(d) during the term of this Agreement, it will abide by and conform to all such laws, governmental and airport orders, rules and regulations, as shall from time to time be in effect relating in any way to the operation and use of any of the Aircraft under this Agreement.

14. For purposes of this Agreement, the permanent base of operations of all of the Aircraft shall be at Spirit of St. Louis Airport in Chesterfield, Missouri.

15. Ralston shall bill the other Owners on a monthly basis for the amounts due pursuant to this Agreement. All such bills shall contain reasonable detail and shall be due 30 days after receipt. The failure of either other Owner to pay any bill within 30 days of receipt shall result in such Owner owing Ralston an additional handling charge equal to 1% per month of the amount due from the date due to the payment date.

16. Subject to paragraphs 17 and 18 below, neither Ralston, Eveready nor Agribrands may transfer its interest in any of the Aircraft to any other party, other than a wholly owned subsidiary.

17.     (a)     If  either  Eveready  or  Agribrands wishes to transfer its interest in any of the Aircraft to any third party (other than a wholly owned subsidiary), it must first give written notice to Ralston, and within thirty days following receipt of such notice, Ralston shall have the option of acquiring Eveready's or Agribrands' entire interest in that Aircraft, at a price equal to Eveready's or Agribrands' percentage ownership interest multiplied by the market value of the aircraft, as determined by an independent appraiser reasonably acceptable to all Owners. The fees of such appraiser shall be paid by Ralston, and such acquisition shall occur as soon as practicable thereafter. In the event that Ralston does not wish to acquire the interest offered, then the notifying Owner shall be free to proceed to sell all, but no less than all, its entire interest in the Aircraft. Notwithstanding the above, however, neither Eveready nor Agribrands may transfer its interest in any of the Aircraft to any other party (other than a wholly owned subsidiary) (i) unless all fees and charges owing by it pursuant to this Agreement have been paid, (ii) unless such other party enters into a joint ownership agreement with respect to the Aircraft with Ralston and the non-notifying Owner on terms reasonably acceptable to Ralston, and (iii) without the written consent of Ralston and the non-notifying Owner, which consent shall not be unreasonably withheld.

(b) If Ralston wishes to sell any of the Aircraft, but Eveready or Agribrands object to such sale, Ralston may proceed to sell such Aircraft, provided that the sale price is not less than the market value of the Aircraft, as determined by an independent appraiser selected by Ralston and reasonably acceptable to Eveready and Agribrands. The fees of such appraiser shall, in such instance, be paid by Ralston. Ralston, Eveready and Agribrands will, in a timely manner, execute and deliver such agreements and other instruments as Ralston may require to transfer ownership of the Aircraft to the purchaser thereof. The net proceeds of sale shall be divided among the Owners in the same proportion as their respective ownership interests. Any amounts owing to Ralston from Eveready and Agribrands pursuant to this Agreement shall be retained by Ralston from the proceeds of sale otherwise payable to Eveready or Agribrands.

18. If Ralston, Eveready and Agribrands agree to sell any of the Aircraft, such sale shall be at a price acceptable to all. The net proceeds of sale shall be divided among the Owners in the same proportion as their respective ownership interests. Any amounts owing to Ralston from either Eveready or Agribrands pursuant to this Agreement shall be retained by Ralston from the proceeds of sale otherwise payable to Eveready or Agribrands.

19. This Agreement shall be in effect for as long as Ralston, Eveready and Agribrands have joint ownership of either Aircraft, and the Agreement shall terminate upon the completion of the sale or other transfer of all the Aircraft and the payment of their respective portions of net proceeds of sale or transfer to each of the Owners.

20. The failure of any Owner at any time or times to enforce or require performance of any provision hereof shall in no way operate as a waiver or affect the right of such Owner or any other Owner at a later time to enforce the same. No waiver by any Owner of any condition or the breach of any provision contained in this Agreement shall serve to waive any other condition or any other breach of any provision contained herein.

21. If any provision of this Agreement shall hereafter be held to be invalid or unenforceable for any reason, that provision shall be performed to the maximum extent permitted to preserve the original intent of this Agreement, failing which it shall be severed from this Agreement with the balance of the Agreement continuing in full force and effect. Such occurrence shall not have the effect of rendering the provision in question invalid in any other jurisdiction or in any other case or circumstances or of rendering invalid any other provisions contained herein to the extent that such provisions are not themselves actually in conflict with any applicable law.

22. Except as expressly provided in this Agreement, this Agreement shall not be assignable by any party hereto, to any other person, firm or entity, without the prior written consent of the other parties.

23. No waiver, amendment or modification of this Agreement shall be valid unless in writing and duly executed by the Owner to be charged therewith.

24. This Agreement shall be governed by the laws of the State of Missouri.

IN WITNESS WHEREOF, the Owners hereto have signed this Agreement as of the date first above written.

RALSTON  PURINA  COMPANY          EVEREADY  BATTERY  COMPANY

By:\s\ James R. Elsesser          By: \s\ J. Patrick Mulcahy
    ---------------------             ----------------------
    James R. Elsesser                 J. Patrick Mulcahy



          AGRIBRANDS  INTERNATIONAL,  INC.

          By: \s\ David R. Wenzel
              ---------------------------
               David R. Wenzel

Exhibit A - New Aircraft Purchase Agreement